February 4, 2014

Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	JMP Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 8, 2013 Form 10-Q for the Quarterly Period Ended September 30, 2013 Filed October 31, 2013 File No. 001-33448

Dear Ms. Hayes:

This letter sets forth the response of JMP Group, Inc. (the “Company” or “JMP”) to comment number 18 of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated December 31, 2013 (the “Staff Letter”). For ease of reference, we have set forth the comment in the Staff Letter followed by the Company’s response.

Form 10-Q for the Quarter Ended September 30, 2013

Notes to Consolidated Financial Statements, page 10

Note 5 - Loans Collateralizing Asset-backed Securities Issued and Loans Held for Sale, page 18

Allowance for Loan Losses, page 20

18.

We note your disclosure that loans recorded upon the acquisition of Cratos are recorded at fair value. We also note your disclosure that $0.4 million and $1.5 million of the reserve recorded in the three and nine months ended September 30, 2013, respectively, related to the loans associated with CLO II, acquired in April 2013. Since ASC 805 requires any credit impairment and cash-flow uncertainty to be considered in the fair value measurement at acquisition, it is unclear to us why such a substantial additional provision was subsequently recorded in the same interim period so soon after the acquisition of the loan portfolio at fair value. Please tell us and revise your future filings to discuss the applicable accounting guidance you relied on to record an allowance through provision expense for this acquired loan portfolio.

JMP Group Inc.
600 Montgomery Street
Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

February 4, 2014

Response:

The Company has two CLO structures (CLO I and CLO II). CLO I was acquired through the acquisition of 100% of the membership interests of Cratos Capital Partners, LLC and its subsidiaries (which changed its name to JMP Credit Advisors LLC on July 12, 2010). The reinvestment period for CLO I ended in May 2013 and substantially all of the loans acquired as part of CLO I have been paid off.

The loans acquired as collateral for CLO II were purchased from third parties in the second and third quarter of 2013. Unlike the CLO I acquisition, these were individual loan purchases and not part of the acquisition of an entity or business combination. The majority of loans purchased for CLO II were acquired at premiums to par. We performed due diligence on the loans on an individual basis and determined that the collection of all contractually required payments was probable and that none of the loans were impaired at the time of acquisition.

The loans acquired for CLO II were then recorded at fair value upon acquisition in accordance with ASC 820-10. JMP did not elect the fair value option to record ongoing accounting of the loans or CLO notes in CLO II. Any differences between the fair value of the acquired loans and the contractual principal were recorded as a premium that is amortized as an adjustment to interest income over the loans’ contractual remaining life in accordance with ASC 310-20.

Subsequent to the acquisition of the loans in CLO II, the loans became subject to the Company’s existing allowance methodology and policies, which are in accordance with ASC 450-20 (previously SFAS No. 5). ASC 450-20 requires an entity to record an allowance through provision expense to properly recognize an estimate of incurred losses on the existing principal balances for loans evaluated collectively for impairment. Per ASC 450-20, we segment the loan portfolio into groups of loans with similar risk characteristics for evaluation and estimate the loan losses on a quarterly basis, based upon our ongoing loan review process and analysis. We follow a systematic and consistently applied approach in estimating the allowance for loan losses that includes our use of historical experience and current economic conditions.

We cite reference to SEC Staff Accounting Bulletin: No. 102 – Selected Loan Loss Allowance Methodology and Documentation Issues, Question 10:4.C Measuring and Documenting Loan Losses under SFAS No. 5 (ASC 450-20) - Estimating Losses on Loans Individually Reviewed for Impairment but Not Considered Individually Impaired. We note that the facts cited in this example are similar to the facts surrounding the loans acquired in CLO II. Both the loans in the example and in CLO II were recorded at fair value, determined not to be impaired, and included in the portfolio to estimate loan losses under SFAS No. 5 (ASC 450-20). Also similar to the example, our analysis indicates that it is probable that we have losses in the portfolio, even though the losses cannot be identified to one or more specific loans. As such, we followed the approach referenced above in estimating those losses. In future filings, we will clarify that subsequent to acquisition, the loans acquired for CLO II are subject to the Company's existing allowance methodology and policies.

* * * * *

JMP Group Inc.
600 Montgomery Street
Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

February 4, 2014

In connection with the aforementioned response, JMP Group Inc. acknowledges that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this filing, please contact me at (415) 835-3979.

Very truly yours,

/s/ Raymond S. Jackson

Raymond S. Jackson

Chief Financial Officer

cc:	Scott Solomon, Esq., JMP Group Inc. Andrew D. Thorpe, Esq., Orrick, Herrington & Sutcliffe LLP

JMP Group Inc.
600 Montgomery Street
Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910